Filed by Tularik Inc.

Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Tularik Inc.

Commission File No.: 000-28397

AMGEN/TULARIK Q&A

TULARIK EMPLOYEE QUESTIONS & ANSWERS

Q: How should we act in the period between today and when this transaction closes?

We expect the period between today and when the transaction legally closes to be three to four months in duration. Until the acquisition closes, it is important that you carry on with business as usual. For example:

–	Work on research and development projects should continue as planned.
–	Communications with regulators should continue.
–	Searches to fill open positions in research should be continued.

If you are uncertain about how to proceed with any specific responsibility, ask your supervisor.

Q: What will the San Francisco site become and what functions will be represented here?

We anticipate that the San Francisco site will be dedicated to research activities. In this capacity, San Francisco personnel will strive to identify molecules that can be taken into clinical development by Amgen’s development organization. Thus, the bulk of activities currently pursued by Tularik will continue unchanged.

Development activities will move, over time, to Thousand Oaks. The existing administrative support functions reflect the needs of a stand-alone, publicly-owned biotechnology company. We anticipate that these functions will be adjusted to reflect staffing levels appropriate for a site within the Amgen network of operations.

Q: For employees involved in activities that are not continued here, what will happen?

Employees who are not retained will be treated fairly and with respect. Amgen is a growing company with many opportunities in a variety of locations. Following the completion of the acquisition, employees who will not be retained in San Francisco will be considered for open positions in other Amgen locations, primarily Thousand Oaks.

Employees for which no suitable position exists will be offered severance packages that include a minimum of 12 months salary and options vesting following the close of the transaction.

Q: What will happen to personnel currently based outside of the Bay Area?

The future of sites outside the Bay Area following the completion of the acquisition has yet to be determined. We now are commencing a process to evaluate operations at these sites and expect to communicate the results as soon as possible.

Q: When will I be notified about my specific circumstances?

We will begin a series of meetings with employees to discuss the outlook for their individual positions.

Q: Will the Tularik name be retained?

Tularik will become part of Amgen and, as such, will be referred to publicly as Amgen. Internally, we will likely create a name that reflects the location in much the same way we refer to our Seattle and Cambridge sites as Amgen Washington and the Cambridge Research Center respectively.

Q: What conditions need to be met for this transaction to be completed?

The Boards of Directors of both companies have approved the transaction. The shareholders of Tularik will need to approve the transaction as well. The purchase of Tularik is subject to Hart-Scott-Rodino approval, stockholder approval and other customary closing conditions. We anticipate the overall closing process to go smoothly.

Q: How will the site be operated and managed going forward?

Dave Goeddel will become the head of the San Francisco site and will report to Joe Miletich, who directs Amgen’s discovery research and preclinical development programs. As in the past, Dave Goeddel will be responsible for overseeing all projects at the San Francisco site. Late-stage projects will be selected through a process involving Amgen’s Research Review Board, which has responsibility for integrating research activities across all of Amgen’s research sites. Dave Goeddel will be a member of the Amgen Research Review Board.

Q: How will Tularik employees be titled under the Amgen system?

Titling of employees at the San Francisco site will reflect in large measure the system of titling historically utilized by Tularik.

Additional Information about the Merger and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Tularik intends to file a proxy statement and other relevant materials and Amgen intends to file a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March

11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed Information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the proxy statement/prospectus regarding the Acquisition when it becomes available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen’s anticipated acquisition of Tularik. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, dilution, financial guidance, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the development of certain products may not develop as expected or proceed as planned; that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the Acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies, as well as other risks that are discussed below and others that can be found in Amgen’s and Tularik’s Form 10-Ks for the year ended December 31, 2003, and in Amgen’s and Tularik’s periodic reports on Form 10-Q and Form 8-K.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Amgen’s results may be affected by its ability to successfully market both new and existing products domestically and internationally, sales growth of recently launched products, difficulties or delays in manufacturing our products, and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. In addition, sales of Amgen products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers, and may be affected by domestic and international trends toward managed care and healthcare cost containment as well as possible U.S. legislation affecting pharmaceutical pricing and reimbursement. Government regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, Amgen’s research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. Amgen, or others could identify side effects or manufacturing problems with Amgen’s products after they are on the market. In addition, Amgen competes with other companies with respect to some of its marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while Amgen routinely obtain patents for its products and technology, the protection offered by its patents and patent applications may be challenged, invalidated or circumvented by its competitors. Further, some raw materials, medical devices, and component parts for Amgen’s products are supplied by sole third party suppliers.

Amgen and Tularik are providing this information as of the date of this news release and neither Amgen nor Tularik undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.